April 18, 2019

VIA EDGAR

Division of Corporate Finance

Office of Natural Resources

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Staff of the Division of Corporate Finance, Office of Natural Resources

Re: Vista Oil and Gas, S.A.B. de C.V.

Draft Registration Statement on Form DRS F-1

Submitted Confidentially on January 24, 2019

CIK No. 0001762506

Ladies and Gentlemen:

On behalf of our client, Vista Oil and Gas, S.A.B. de C.V. (“Vista,” or the “Company”), we have set forth below the responses of the Company to the comments of the staff of the Office of Natural Resources (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated February 21, 2019 (the “Comment Letter”) with respect to the above referenced draft registration statement on Form DRS F-1 (the “Registration Statement”), initially submitted by the Company to the Commission on January 24, 2019. For ease of reference, the text of the Staff’s comments is set forth in full in this letter in boldface type and our responses are immediately below. The Company also received two verbal comments from the Staff, which have been transcribed, and addressed, as comments 37 and 38 below.

In addition to the amendments made in response to the Comment Letter and the Staff’s verbal comments, the Company has also updated the Registration Statement to include certain other information and data to reflect new developments since its January 24, 2019 submission, as well as generally to update the Registration Statement.

The Company is also confidentially submitting to the Commission an amended draft of the aforementioned registration statement on Form DRS F-1 (the “Amended Registration Statement”). References in this letter to the “Preliminary Prospectus” are to the preliminary prospectus contained in the Amended Registration Statement.

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the cities listed above.

Office of Natural Resources

April 18, 2019

Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

Prospectus Summary

Our Company, page 1

1.

In the first paragraph of page 1, you state that you are “a leading independent Latin American oil and gas company . . . .” Please disclose the metric on which you are basing this assertion of leadership in the Latin American oil and gas industry, and provide us with support for this claim and your subsequent claim that “As of September 30, 2018, we were the sixth largest oil producer in Argentina.”

Response: With respect to the Company’s claim that they are “a leading independent Latin American oil and gas company”, the Company acknowledges the Staff’s comment and has amended the disclosure in the “Prospectus Summary” section (page 1) of the Preliminary Prospectus. In addition, the Preliminary Prospectus has been revised throughout to make conforming changes in accordance with the Staff’s comment.

With respect to the Company’s claim that they are the “sixth largest oil producer in Argentina,” the Company acknowledges the Staff’s comment and, in response, notes that the disclosure regarding the Company’s size as an oil producer in Argentina is derived from information published by the Argentine Secretaría de Gobierno de Energía (Argentine Secretariat of Energy). The Company will (i) supplementally provide to the Staff the source for this disclosure and (ii) revise the referenced disclosure to clarify the source upon which the Company bases its assertion. In addition, the Preliminary Prospectus has been revised throughout to make conforming changes in accordance with the Staff’s comment.

Our Company, page 2

2.

You describe your conventional assets on page 1 as “high-quality, low-operating cost, high-margin conventional producing assets in Argentina and Mexico.” If you retain this description, please balance the disclosure by clarifying here that your conventional fields in Argentina have a lower recovery factor as compared to an average recovery factor across conventional onshore fields in Argentina and in analog onshore basins in the U.S. We note the related disclosure on page 3. Please also clarify here that all of your revenues, production, drilling and workover activities, and estimated proved reserves are currently in Argentina.

Response: The Company acknowledges the Staff’s comment and, in response, has amended the disclosure in the “Prospectus Summary” section (page 3) of the Preliminary Prospectus to clarify that its conventional fields in Argentina have a lower recovery factor as compared to an average recovery factor across conventional onshore fields in Argentina and in analogous onshore basins in the United States. Further, the Company notes that in light of its acquisition of certain oil and gas properties in Mexico, a minor portion of its operations are located outside of Argentine and, therefore, it has amended the disclosure in the “Prospectus Summary” section (page 1) of the Preliminary Prospectus to clarify that substantially all of the Company’s revenues, production, drilling and workover activities, as well as estimated reserves, are currently in Argentina.

Office of Natural Resources

April 18, 2019

Our Business Strategy, page 3

3.

You state in the carryover paragraph on pages 3 to 4 that “The execution of our Vaca Muerta development plan will be the main source of cash flow expansion and will drive shareholder returns . . . .” Insofar as you have yet to establish any production or reserves in the Vaca Muerta shale, this disclosure appears to be premature. If you retain it, please revise to clarify that this disclosure represents management’s belief.

Response: The Company acknowledges the Staff’s comment and, in response, has amended the disclosure in the “Our Business Strategy” section (page 3) of the Preliminary Prospectus and clarified that this statement reflects the Company’s belief. In addition, the Preliminary Prospectus has been revised throughout to make conforming changes in accordance with the Staff’s comment.

Corporate Reorganization, page 5

4.

Once available, please provide updated information regarding the status of your reorganization, including any material developments relating to its anticipated “tax free” status (page 37). Similarly, quantify at page 175 the amount of compensation paid to the board and your senior management during the year ended December 31, 2018.

Response: With respect to the Staff’s comment regarding the status of the Company’s “Argentine Reorganization”, the Company acknowledges the Staff’s comment and advises the Staff that, as of the date hereof, there have been no updates regarding this reorganization, including developments regarding its treatment under Argentine tax laws. The Company has revised the disclosure to clarify that the Argentine Reorganization’s approval by the shareholders of the relevant entities and governmental authorities, as well as its registration before the Argentine Public Registry of Commerce, are pending as of the date of this letter. The Company will revise the referenced disclosure with additional information that may become available in a subsequent amendment to its Registration Statement.

With respect to the Staff’s comment regarding the amount of compensation paid to board members and senior management during the year ended December 31, 2018, the Company acknowledges the Staff’s comment and, in response, has amended the relevant disclosure in the “Management and Corporate Governance” section (page 179) of the Preliminary Prospectus to reflect the aggregate remuneration paid to the Company’s board and senior management during 2018 pursuant to Item 6(b)(1) of Form 20-F.

Corporate Information, page 6

5.

We note the organizational diagram on page 7. Please revise to include an organizational diagram which gives effect to the Argentine reorganization and the completion of the instant offering and which displays the post-offering ownership stakes of public investors, your management team, Riverstone Vista Capital Partners, L.P., and any other significant stakeholders.

Response: The Company acknowledges the Staff’s comment and, in response, has updated the disclosure in the “Prospectus Summary” section (pages 7 and 8) of the Preliminary Prospectus.

Office of Natural Resources

April 18, 2019

Summary Financial and Operating Data

Reserves Data

Operating Data, page 17

6.

Revise the tabular presentation of your proved reserves to separately disclose the figures by individual product type of oil/condensate and natural gas liquids. This comment applies to the comparable disclosure of reserves provided throughout your prospectus and in Exhibit 99.1. Refer to the disclosure requirements under Item 1202(a)(2) and 1202(a)(4) of Regulation S-K and FASB ASC 932-235-50-4.

Response: The Company acknowledges the Staff’s comment and, in response, has amended the disclosure in the “Summary Financial and Operating Data” section (page 18) of the Preliminary Prospectus. In addition, the Preliminary Prospectus has been revised throughout to make conforming changes in accordance with the Staff’s comment.

7.

Expand the disclosure of your proved natural gas reserves to clarify, if true, that the figures include volumes of gas consumed in operations as fuel in addition to the marketable or sales gas volumes. If your proved natural gas reserves include material amounts of gas consumed in operations as fuel, expand your disclosure to clarify the amounts. This comment applies to the comparable disclosure of natural gas reserves provided throughout your prospectus. Refer to FASB ASC 932-50-10.

Response: The Company acknowledges the Staff’s comment and, in response, has amended the disclosure in the “Summary Financial and Operating Data” section (page 18) of the Preliminary Prospectus. In addition, the Preliminary Prospectus has been revised throughout to make conforming changes in accordance with the Staff’s comment.

8.

Revise the figures relating to the disclosure of proved reserves and production volumes calculated using your working interest percentages to provide the net quantities owned by you and produced to your interest, less royalties and production due to others. This comment applies to the comparable disclosure of reserves and production provided throughout your prospectus. Refer to Rule 4-10(a)(26) of Regulation S-X, FASB ASC 932-235-50-4 and Instruction 1 to Item 1204 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and, in response, has amended the disclosure in the “Summary Financial and Operating Data” section (page 19) of the Preliminary Prospectus. In addition, the Preliminary Prospectus has been revised throughout to make conforming changes in accordance with the Staff’s comment.

9.

Expand the disclosure of oil and gas prices accompanying the tabular presentation of your proved reserves to clarify that these prices were used in the estimation of the reserves and whether they represent either the initial first-day-of-the-month average annual benchmark or realized price. This comment applies to the comparable disclosure provided throughout your prospectus.

Response: The Company acknowledges the Staff’s comment and, in response, has amended the disclosure in the “Summary Financial and Operating Data” section (page 17) of the Preliminary Prospectus. In addition, the Preliminary Prospectus has been revised throughout to make conforming changes in accordance with the Staff’s comment.

Office of Natural Resources

April 18, 2019

10.

Expand the disclosure of the average realized sales prices provided on page 17 to present separate figures for the average sales price per unit of oil/condensate and per unit of natural gas liquids produced. This comment applies to the comparable disclosure provided throughout your prospectus. Refer to Item 1204(b)(1) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and, in response, has amended the disclosure in the “Summary Financial and Operating Data” section (page 19) of the Preliminary Prospectus. In addition, the Preliminary Prospectus has been revised throughout to make conforming changes in accordance with the Staff’s comment. The Company also advises the Staff that it will revise the referenced disclosure with information on the average price of natural gas liquids produced in a subsequent amendment to its Registration Statement.

Risk Factors

Risks Related to our Business and Industry

“Our operations and drilling activity are concentrated . . . .”, page 29

11.

You state here that “As of September 30, 2018, most of our producing properties and total estimated proved reserves were geographically concentrated in the Neuquina and Golfo San Jorge basins, both located in Argentina.” However, your tabular disclosure on page 147 indicates that you had no estimated proved reserves or production in the Golfo San Jorge basin. Please revise or advise.

Response: The Company acknowledges the Staff’s comment and, in response, has amended the disclosure in the “Risk Factors” section (page 30) of the Preliminary Prospectus. In addition, the Preliminary Prospectus has been revised throughout to make conforming changes in accordance with the Staff’s comment.

Risks Related to the Argentine and Mexican Economies and Regulatory Environments, page 44

12.

In light of the pending equity financings which you mention at pages 106, 183, and 186, please identify in an appropriate risk factor the material considerations related to or the principal risks arising from the Mexican Federal Economic Competition Commission’s jurisdiction over your activities.

Response: The Company acknowledges the Staff’s comment and, in response, has amended the disclosure in the “Risk Factors” section (page 48) of the Preliminary Prospectus.

Use of Proceeds, page 65

13.	When known, please disclose the estimated proceeds you plan to allocate to each of the uses described, including the amounts for the principal listed components of your development plan.

Office of Natural Resources

April 18, 2019

Response: The Company acknowledges the Staff’s comment and, in response, advises the Staff that it will revise the referenced disclosure with more detailed information regarding the use of proceeds, as well as include any additional information that may become available, in a subsequent amendment to its Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Capital Expenditures, page 107

14.

We note from your disclosure that you intend to fund capital expenditures with cash generated from your operations, cash on hand, credit facilities and proceeds from this equity offering. Expand your discussion to provide information regarding your commitments for capital or other expenditures. For example, the expanded disclosures should specifically address the existence and timing of the investment commitments related to the drilling of exploration and development wells as disclosed on pages F-120, F-225 and F-236 of your financial statements, as well as the capital commitments discussed in the property disclosures beginning on page 152 continuing through page 157. Refer to Section IV of Release No. 33-8350 on Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response: The Company acknowledges the Staff’s comment and, in response, has revised the disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section (page 107) and the “Business” section (pages 156-161) of the Preliminary Prospectus to provide more details on the Company’s capital investment commitments as of December 31, 2018, which commitments originate under the relevant concessions granted to the Company by certain provincial governments of Argentina.

Critical Accounting Policies

Exploration and evaluation assets, page 111

15.

Clarify for us how you have addressed the classification and disclosure requirements of paragraphs 23 through 25 of IFRS 6 related to exploration and evaluation assets on the balance sheet and in the related footnotes.

Response: The Company acknowledges the Staff’s comment and, in response, notes that Vista did not carry significant exploratory activities following the Initial Business Combination through September 30, 2018 and there were no E&E assets recognized in the financial statements as of such date. As explained in Notes 1 and 29.3.10 to the Company’s consolidated financial statements as of December 31, 2018, on October 30, 2018, the Company, through its Mexican subsidiary Vista Holding II, S.A. de C.V., completed the acquisition of 50% working interest through the acquisition of exploration rights in three oil and gas properties in which Jaguar Exploration and Production of Hydrocarbons S.A.P.I. of C.V. and Pantera Exploración y Producción, S.A.P.I. de C.V. were licensees. As a result of this asset acquisition, the Company recorded exploratory rights that are accounted as part of the intangible assets of Vista as of December 31, 2018 and, as such, the classification reflects the nature of the transaction per IFRS 6.

Office of Natural Resources

April 18, 2019

Industry and Regulatory Overview

Argentina’s Oil and Gas Industry Overview, page 115

16.

Expand your disclosure of various estimates of proved, 1P and 3P reserves and prospective resources to clarify the source and effective date of the estimates. Additionally, provide a brief description of the assumptions used in preparing the estimates. For estimates of reserves, also indicate whether the estimates:

•	include both developed and undeveloped volumes,

•	represent marketable volumes which generate sales revenues,

•	are economically recoverable at current prices, at forecasted future prices or are solely technical volumes unrelated to economic considerations, and

•

are comparable to estimates prepared using standards such as the U.S. Securities and Exchange Commission’s definitions in Rule 4-10(a) of Regulation S-X or the Society of Petroleum Engineers’ Petroleum Resources Management System.

For estimates of resources, also indicate whether the estimates:

•	represent marketable volumes which generate sales revenues,

•	represent risked or unrisked volumes, and

•	are comparable to estimates prepared using standards such as the Society of Petroleum Engineers’ Petroleum Resources Management System.

This comment applies to the disclosure relating to both Argentina beginning on page 115 and Mexico beginning on page 133.

Response: The Company acknowledges the Staff’s comment and, in response, has updated the disclosure in the “Industry and Regulatory Overview” section (pages 115, with respect to Argentina, and 136, with respect to Mexico) of the Preliminary Prospectus. In addition, the Preliminary Prospectus has been revised throughout to make conforming changes in accordance with the Staff’s comment.

17.

Expand your discussion of the geological characteristics provided on page 124 to clarify the acronym “TOC” and explain the significance of the metric in preparing a comparison to other successful shale plays.

Response: The Company acknowledges the Staff’s comment and, in response, has updated the disclosure in the “Industry and Regulatory Overview” section (page 123) of the Preliminary Prospectus.

Mexico’s Oil and Gas Industry Overview, page 133

18.

Modify your disclosure relating to the remaining volume of 38.2 Bnboe attributed to large Mexican deep-water projects on page 134 to clarify if the figure represents an estimate of 3P reserves or prospective resources.

Office of Natural Resources

April 18, 2019

Response: The Company acknowledges the Staff’s comment and, in response, has updated the disclosure in the “Industry and Regulatory Overview” section (page 136) of the Preliminary Prospectus to delete the reference of this estimated figure.

Our Business, page 142

19.	Revise your disclosure to resolve the following apparent inconsistencies compared to the information presented on page 147:

•	the concession expiration year of 2026 relating to the Coiron Amargo Sur Norte property provided on page 151,

•	the estimated net proved reserves of 12.5 MMBoe relating to the Bajada del Palo Oeste property provided on page 153,

•	the concession expiration year of 2036 relating to the Acambuco property provided on page 155, and

•	the total gross and net acreage, excluding Acambuco, provided on page 160.

Response: The Company acknowledges the Staff’s comment and, in response, has updated the disclosure in the “Our Business” section (page 151) of the Preliminary Prospectus. In addition, the Preliminary Prospectus has been revised throughout to make conforming changes in accordance with the Staff’s comment.

Acreage, page 160

20.	Revise your disclosure to provide the figures for the total gross and net developed and undeveloped acreage. Refer to the disclosure requirements pursuant to Item 1208 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and, in response, has updated the disclosure in the “Our Business” section (page 164) of the Preliminary Prospectus.

Production, page 161

21.	Reconcile for us the apparent inconsistencies between the average 2017 daily production figures disclosed on page 161 and the cumulative annual production figures disclosed on page F-143.

Response: The Company acknowledges the Staff’s comment and, in response, has updated the disclosure in the “Our Business” section (page 165) of the Preliminary Prospectus, as well as the relevant financial statement (page F-153).

Management Team, page 173

22.

You suggest that the team members were “designated on August 1, 2017,” but you explain at page 142 that you have been “operating” only since April 4, 2018. Please revise the sketches to clarify when each member began full time work for Vista Oil & Gas and to eliminate significant gaps or ambiguities in recent professional experience for the interim periods. For example, Mr. Garoby appears to have left his position at YPF in October 2016.

Office of Natural Resources

April 18, 2019

Response: The Company acknowledges the Staff’s comment and, in response, has updated the disclosure in the “Management and Corporate Governance” section (page 177) of the Preliminary Prospectus to clarify that the Company’s Management Team was designated prior to the Initial Business Combination (i.e., on April 4, 2018), which the Company considers to be the date on which the Company formally began to function as a fully operating entity. Further, the Company has updated the disclosure in the “Management and Corporate Governance” section (pages 177-178) of the Preliminary Prospectus to eliminate certain gaps or ambiguities with respect to the professional relationship of certain members of the Management Team with the Company. Other than as indicated in the amended disclosure, the Company believes that the biographical information relating to the Company’s officers, directors, or members of the Management Team is complete and accurate in all material respects and notes that certain individuals, including Mr. Garoby, did not become involved in any significant professional and other endeavors prior to their joining the Company in an official capacity. The Company also notes that, with respect to certain individuals such as Mr. Garoby and Mr. Remy, they had been unofficially involved, without compensation and/or official contractual commitments, in efforts leading to the consummation of certain milestones in the Company’s development. As a result, gaps in recent professional experience for a period of time prior to the Initial Business Combination, or before their official appointment to certain executive positions and as members of the Management Team on August 1, 2017, may simply reflect their transition into the Company’s management team.

23.

Similarly, in light of the relatively recent commencement of your operations and short tenure of your management team with Vista Oil & Gas, please provide revised disclosure to place in proper context your assertions regarding how its experience “differentiates [you] in the market” (page 3) and “will allow [you] to lower [your] development and operating costs at a faster pace than other Vaca Muerta operators” (page 4). Also provide support for your assertion (at page 4) that your “world class” (page 89) team is “renowned for its operating and management experience in Latin America.”

Response: The Company acknowledges the Staff’s comment and, in response, has updated the disclosure in the “Prospectus Summary” section (pages 3 and 4) of the Preliminary Prospectus. Further, with respect to the Company’s assertion regarding the quality and experience of the Company’s management team, the Company acknowledges the Staff’s comment and, in response, has deleted the referenced disclosure. In addition, the Preliminary Prospectus has been revised throughout to make conforming changes in accordance with the Staff’s comment.

Description of the Series A Shares and Bylaws

Capital Stock, page 185

24.

Please revise this section to identify the referenced Strategic Partners and to disclose the material provisions of the strategic partners agreement described on page 183 and in Article Ten of your bylaws (filed as Exhibit 3.1). In addition, please file both the strategic partners agreement and your forward purchase agreement with Riverstone Vista Capital Partners, L.P. as exhibits.

Office of Natural Resources

April 18, 2019

Response: The Company acknowledges the Staff’s comment and, in response, has updated the disclosure in the “Description of the Series A Shares and Bylaws” section (page 189) of the Preliminary Prospectus to identify the referenced strategic partners and describe the material provisions of the strategic partners agreement currently in effect (which are also described elsewhere in the Preliminary Prospectus and in article ten of the Company’s bylaws). Further, the Company has included as Exhibits 10.8 and 10.9, the referenced strategic partners agreement and forward purchase agreement between the Company and Riverstone Vista Capital Partners, L.P., respectively. With respect to the strategic partners agreement (Exhibit 10.8), the Company notes that it has redacted certain information that the Company believes is not material for investors and would be competitively harmful if publicly disclosed.

Vista Oil & Gas, S.A.B. DE C.V. (Successor) and Petrolera Entre Lomas Sociedad Anonima (Predecessor)

Notes to Consolidated Financial Statements

Note 20.2 Capital Risk Management, page F-101

25.

We note your disclosure of the financial leverage ratio as of September 30, 2018, which appears to meet the definition of a non-GAAP financial measure. Item 10(e)(ii)(C) of Regulation S-K prohibits the presentation of non-GAAP financial measures within the notes of the financial statements. Therefore, remove this disclosure from the notes of the financial statements in accordance with the guidance noted.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s financial statements have been prepared in accordance with IFRS as issued by the IASB. Note 20.2 to the Company’s consolidated financial statements as of December 31, 2018 and for the period beginning April 4, 2018 to December 31, 2018 (Successor) included in the confidential submission is intended to provide information to comply with the requirements of paragraphs 134-135 of International Accounting Standards (“IAS”) 1 related to capital management and was prepared following the guidance on implementing IAS 1 (IG10).

The Company relied on Item 10(e) 5 of Regulation S-K that permits foreign private issuers to present an otherwise prohibited non-GAAP measure in the notes to its primary financial statements if the measure is required or expressly permitted by the standard setter that is responsible for establishing the GAAP used in the Company’s primary financial statements. The Company understands that the disclosure suggested by IAS 1, Part III, illustrative example IG 10, meets the condition of being expressly permitted as described in Item 10(e) 5 of Regulation S-K.

Note 31. Business Combinations

[A] Property, plant and equipment, page F-124

26.

We note the label for oil and gas property as “Mining Property” in this footnote. However, in Note 13, the label for oil and gas property is “Mineral properties.” Revise the reference to “Mining Property” for consistency with the “Mineral properties” label. This comment is applicable to all references to Mining Property throughout the submission.

Office of Natural Resources

April 18, 2019

Response: The Company acknowledges the Staff’s comment and, in response, has updated the disclosure in the Note 13 and Note 31 of the Company’s audited financial statements (pages F-78 and F-164) of the Preliminary Prospectus. In addition, the Preliminary Prospectus has been revised throughout to make conforming changes in accordance with the Staff’s comment.

Note 35 Supplemental Information on Oil and Gas Activities (Unaudited)

Estimated Oil and Gas Reserves, page F-141

27.

Clarify for us the difference between your use of the term “technical” volumes and the requirement that reserves be economically producible. Refer to the definitions of reserves and economically producible in Rule 4-10(a)(26) and (a)(10) of Regulation S-X, respectively.

Response: The Company acknowledges the Staff’s comment and, in response, notes that it has updated the oil and gas reserves disclosure as of December 31, 2018 in the Note 35 of the Company’s audited financial statements (page F-150) of the Preliminary Prospectus, which the Company believes complies with the requirements of Rule 4-10 of Regulation S-X. However, the Company also notes that, in order to facilitate the Staff’s review of the Company’s operations included in the initial confidential submission of the Registration Statement, and the related disclosure regarding the reserves of its oil and gas properties, the Company engaged Gaffney, Cline & Associates (“GCA”) to conduct an independent audit examination of, and to prepare a report on, the Company’s proved remaining hydrocarbon volumes. At the Company’s request, GCA evaluated the remaining volumes at the working interest percentages that the Company acquired on April 4, 2018. These volumes were not reserves of the Company as of December 31, 2017 in light of the fact that the Company did not own the underlying oil and gas properties at such date. For this reason, GCA referred such volumes as “technical volumes”, but yet, for the convenience of the reader, used reserves terminology to indicate the level of confidence and development status for each volume. GCA received written authorization from APCO and Pampa to use the results of the audits on behalf of those companies for the report they prepared for the Company.

28.

Expand the disclosure of your natural gas expressed as millions of oil equivalent to provide the factor used to convert natural gas to oil equivalent amounts. Refer to Instruction 3 to paragraph (a)(2) of Item 1202 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and, in response, has updated the disclosure in the Note 35 of the Company’s audited financial statements (page F-155) of the Preliminary Prospectus. The Company supplementally notes to the Staff that crude oil volumes are reported in million barrels (MMBbl) and sales gas volumes are reported in million Standard Cubic Feet (MMSCF) at standard conditions of 14.7 psia and 60 degrees Fahrenheit. The total crude oil equivalent volume and gas are reported in million barrels of oil equivalent (MMBOe), with gas being converted assuming 5,615 MMSCF of gas is equal to one Bbl crude oil.

29.

Modify your disclosure of natural gas volumes to clarify, if true, that the figures presented represent an aggregation of the volumes of gas consumed in operations as fuel and the volumes of marketable or sales gas.

Response: The Company acknowledges the Staff’s comment and, in response, has updated the disclosure in the Note 35 of the Company’s audited financial statements (page F-154) of the Preliminary Prospectus.

Office of Natural Resources

April 18, 2019

30.

Expand your disclosure of the changes in the net quantities of total proved reserves to include an explanation of the significant changes related to each line item other than production. To the extent that two or more unrelated factors are combined to arrive at the line item figure, your disclosure should separately identify and quantify each individual factor that contributed to a significant change so that the change in net reserves between periods is fully explained. As for revisions in previous estimates, you should identify such factors as changes caused by commodity prices, well performance, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to FASB ASC 932-235-50-5.

Response: The Company acknowledges the Staff’s comment and, in response, has updated the disclosure in the Note 35 of the Company’s audited financial statements (page F-154) of the Preliminary Prospectus.

Standardized Measure of Discounted Future Net Cash Flows, page F-143

31.

If your proved natural gas reserves include material amounts of natural gas consumed in operations as fuel, explain to us how these reserves were accounted for in the calculation of the standardized measure of discounted future net cash flows. This comment applies to the comparable disclosure of your standardized measure presented throughout your prospectus. Refer to the disclosure requirements pursuant to FASB ASC 932-235-50-36.

Response: The Company acknowledges the Staff’s comment and, in response, has updated the disclosure in the Note 35 of the Company’s audited financial statements (page F-155) of the Preliminary Prospectus.

APCO Oil and Gas International Inc. Argentina Branch

Notes to the Financial Statements

Note 27 Operations in Hydrocarbon Joint Operations, page F-220

32.	Tell us why you have not provided information responsive to the disclosure requirements of FASB ASC section 932-235-50 relating to APCO’s oil and gas properties as identified on page F-221.

Response: The Company acknowledges the Staff’s comment and, in response, has updated the disclosure in the Note 30 of the referenced financial statements (pages F-244) of the Preliminary Prospectus.

Jagüel de los Machos and 25 de Mayo-Medanito SE

Notes to the Combined Abbreviated Statements of Revenues and Direct Operating Expenses

Note 9 Supplemental Oil and Gas Reserves Information (Unaudited), page F-237

33.

Expand the tabular presentation shown on page F-238 to provide the proved developed and proved undeveloped reserves by individual product type at the beginning of the year, e.g. January 1, 2017. Refer to the disclosure requirements of FASB ASC paragraph 932-235-50-4.

Office of Natural Resources

April 18, 2019

Response: The Company acknowledges the Staff’s comment and, in response, has updated the disclosure in the Note 9 of the referenced statements of revenues and direct expenses (page F-262) of the Preliminary Prospectus.

Exhibits

34.

We note your discussion of U.S. federal income tax considerations beginning at page 214. If true, please clarify that U.S. counsel will be providing a legal opinion as to the material U.S. federal income tax consequences.

Response: The Company acknowledges the Staff’s comment regarding the discussion of U.S. federal income tax considerations under the heading “Taxation –United States Federal Income Tax Considerations,” and has referred to Section III.A.2 of Staff Legal Bulletin No. 19. The Company believes that the tax consequences described under such heading are not “material” within the meaning of the Staff Legal Bulletin because the tax consequences are not so unusual or complex that investors would need to have the benefit of an expert’s opinion to understand the tax consequences in order to make an informed investment decision. For this reason, the Company has concluded that it does not need to file a tax opinion with respect to the U.S. federal income tax considerations described under the heading “Taxation – United States Federal Income Tax Considerations.”

35.

The reserves report filed as Exhibit 99.1 does not appear to include all of the information that is required by Item 1202(a)(8) of Regulation S-K. Obtain and file a revised reserves report to address the following points:

•

The reserves report should specify the initial benchmark and the average realized prices after adjustments for location and quality differentials, by product type including natural gas liquids, for the reserves included in the report. Disclosure of this information is part of the primary economic assumptions required under Item 1202(a)(8)(v) of Regulation S-K.

•

The reserves report should present the estimates of remaining hydrocarbon volumes in units of measurement, e.g. barrels and cubic feet, consistent with the comparable disclosure in the prospectus and as required pursuant to Item 1202(a)(1) of Regulation S-K and FASB ASC 932-235-50-9. Disclosure of this information is part of the third party’s conclusions with respect to the reserves estimates required under Item 1202(a)(8)(ix) of Regulation S-K.

•

The reserves report should include the reported total proved developed, total proved undeveloped and total proved remaining hydrocarbon volumes by individual product type based on a simple arithmetic summation of the estimates for the individual properties shown in the report consistent with the disclosure of such information provided in the prospectus and as required pursuant to Item 1202(a)(1) of Regulation S-K and FASB ASC 932-235-50-4. Disclosure of this information is part of the third party’s conclusions with respect to the reserves estimates required under Item 1202(a)(8)(ix) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and, in response, notes that, as discussed in the Company’s response to the Staff’s comment 27 above, the initial confidential submission of the Registration Statement included a reserves report prepared by GCA which content reflected the fact that the Company did not own the underlying oil and gas properties as of the date of

Office of Natural Resources

April 18, 2019

said report (December 31, 2017). The Company further notes that it believes that the third-party reserves report included in the Amended Registration Statement relating to its audited reserves as of December 31, 2018, attached as Exhibit 99.1 of the Preliminary Prospectus, contains the disclosure required by Item 1202(a)(8) of Regulation S-K.

General

36.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment and advises the Staff that, to date, no written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), have been presented by the Company, or on its behalf, to potential investors in reliance on Section 5(d) of the Securities Act. The Company will supplementally provide to the Staff copies of any such written communications in the event that they are utilized in the future in connection with the offering, whether or not it retains copies of such communications.

Miscellaneous, page v

37.

You suggest that “investors are cautioned not to place undue reliance on any of our financial statements or periodic reports not included in this Prospectus,” including those which might appear on your company website. Insofar as your financial statements are your responsibility, it is unclear why you warn against “undue reliance” in this context. Please revise or advise.

Response: The Company acknowledges the Staff’s comment and, in response, has revised the disclosure in the “Presentation of Financial and Other Information” section (page v) of the Preliminary Prospectus. The Company notes to the Staff that the underlying reasoning behind this disclosure was to advise investors that the historical financial statements and other financial information that the Company has filed with the CNBV and the Mexican Stock Exchange differs from the financial statements and other financial information included in the Preliminary Prospectus. Pursuant to applicable Mexican laws and regulations, the Company is not required to treat PELSA as its predecessor company in the preparation of the Company’s historical financial statements. Therefore, the historical financial statements and other financial information filed with the CNBV and the Mexican Stock Exchange are not prepared and presented with the financial information of PELSA as predecessor, as the Company’s results of operations for periods prior to the Initial Business Combination do not include the results of PELSA, as it predecessor entity.

Management Team, page 173

38.	Why does Mr. Remy have an asterisk next to his name? Please revise to clarify.

Response: The Company acknowledges the Staff’s comment and, in response, has updated the disclosure in the “Management and Corporate Governance” section (page 177) of the Preliminary Prospectus to delete the asterisk.

* * *

Office of Natural Resources

April 18, 2019

The Company appreciates the Staff’s assistance in reviewing this response letter and the Amended Registration Statement.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Andrés de la Cruz at +1 212 225 2208 or Emilio Minvielle at +54 11 5556 8922, both of Cleary Gottlieb Steen & Hamilton LLP.

Very truly yours,

/s/ Andrés de la Cruz
Andrés de la Cruz

cc:	Pablo Manuel Vera Pinto

Chief Financial Officer

Vista Oil and Gas, S.A.B. de C.V.

Emilio Minvielle, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Antonia Stolper, Esq.

Shearman & Sterling LLP